UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

XTL Biopharmaceuticals EXPANDS GLOBAL IP PORTFOLIO with
ISSUED PATENT IN HUNGARY FOR lupus DRUG HCDR1

Fortifies patent position in Europe, where Phase 2 trial is expected to commence in 2016

RAANANA, Israel - (March 2, 2016) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing its lead product for the treatment of lupus, today announced that the Hungarian Intellectual Property Office granted patent No. #230372, titled “Synthetic Human Peptides and Pharmaceutical Compositions Comprising Them for the Treatment of Systemic Lupus Erythematosus,” for hCDR1 in the treatment of lupus. hCDR1 has been granted patents in numerous major markets including other European countries, the U.S., Canada, Korea, Japan and China.

“About one out of every 7501 women in Europe has systemic lupus erythematosus (SLE), with virtually no effective treatment options. We look forward to advancing our clinical program for hCDR1, which we believe holds promise to benefit this patient population,” stated Josh Levine, Chief Executive Officer of XTL. “As we head into our global Phase 2 trial in the U.S. and the EU, we benefit from our IP position and from our Small or Medium Sized Business Enterprise (SME) status which the European Medicines Agency (EMA) recently granted to our Company.”

About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and with clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one and possibly more clinically meaningful endpoints. For more information please see a peer reviewed article in Lupus Science and Medicine journal (http://lupus.bmj.com/content/2/1/e000104.full).

About Systemic Lupus Erythematosus (SLE)

Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, central nervous system, heart, hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, attacking the normal organs and causing irreversible damage. According to the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5 million worldwide) with more than 16,000 new cases diagnosed each year. The majority of patients are women of childbearing years. There has been only one drug approved by the FDA in the last over 50 years and recently two of the few drugs in advanced development did not meet their primary endpoints in Phase 3 trials.

1 http://www.lupus-europe.org/Lupus/Systemic-Lupus-erythematosus-Hard

XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 1
Tel: +972 9 955 7080; email: ir@xtlbio.com

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases including lupus. The Company's lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of systemic lupus erythematosus (SLE). There currently is no effective treatment on the market for SLE. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals. Based on safety and efficacy data shown in a completed Phase 2 study, the Company expects to initiate a Phase 2 trial in 2016.

XTL is traded on the Nasdaq Capital Market (XTLB) and the Tel Aviv Stock Exchange (XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

==================================================================================================================================

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Registration Statement on Form F-1 as filed with the U.S. Securities and Exchange Commission on December 31, 2015.

XTL Biopharmaceuticals Ltd.
5 Hacharoshet Street, Raanana, 43656, Israel	Page 2
Tel: +972 9 955 7080; email: ir@xtlbio.com

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

	By:	/s/ Josh Levine
Date: March 2, 2016		Josh Levine
Chief Executive Officer